# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### October 14, 2010

## ORDER GRANTING CONFIDENTIAL TREATMENT
## UNDER THE SECURITIES EXCHANGE ACT OF 1934

### Partner Communications Company Ltd.

### File No. 001-14968 - CF#24987

_____

       Partner Communication Co. Ltd. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from Exhibits 4.(a).69 and 4.(b).1 to a Form 20-F filed on March 16, 2010, as amended on March 17, 2010 and March 22, 2010.  The company modified its application and refiled Exhibit 4.(a).69 with fewer redactions on another amendment to the Form 20-F on June 8, 2010.

       Based on representations by Partner Communication Co. Ltd. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

| | |
|---|---|
| Exhibit 4.(a).69 | through June 8, 2020 |
| Exhibit 4.(b).1 | through June 8, 2020 |

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kathleen Krebs
Special Counsel